SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)* Endesa, S.A. (Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1 (CUSIP Number)

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Penichet +34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Acciona, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		211,750,424
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		-0-

	10	SHARED DISPOSITIVE POWER

		211,750,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,750,424

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

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SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Finanzas Dos, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		211,750,424
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		-0-

	10	SHARED DISPOSITIVE POWER

		211,750,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,750,424

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

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     This Amendment No. 6 (“Amendment No. 6”) restates, amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). The Reporting Persons are restating, amending and supplementing the Schedule 13D at this time to address matters arising in connection with litigation brought against the Reporting Persons in the U.S. District Court for the Southern District of New York by E.ON AG, E.ON Zwölfte Verwaltungs GmbH, and BKB AG (together, “E.ON”), in particular the Court’s decision that there was a likelihood that Acciona’s previous filings were inaccurate or incomplete in certain respects. The Reporting Persons are filing this Amendment No. 6 to reflect their purposes and intention concerning their ownership of Shares, their intent to remain a long-term strategic investor of Endesa and to take an active role in the management and operations of Endesa as a key shareholder in the company, and their intent with respect to the tender offer for Shares proposed by E.ON. This Amendment No. 6 makes all of the information disclosed in the Schedule 13D available in a single document, easily accessible to the marketplace and to the shareholders of Endesa, who may be called upon to decide for themselves whether or not to tender their Shares into the offer proposed by E.ON.

     Acciona’s purposes and intention with regard to its acquisition of Endesa Shares and E.ON’s proposed tender offer for control of Endesa are described in Item 4 below, and can be stated as follows:

  Acciona is currently Endesa’s largest shareholder. Acciona owns 20% of Endesa’s Shares and is considering increasing its stake up to 24.9% of Endesa’s Shares, the maximum percentage that does not require the formulation of a mandatory offer under current Spanish law. Spain, however, may increase this threshold to 30%, in which case Acciona would consider acquiring up to 30% of Endesa’s Shares.

  Acciona believes that an Endesa that continues as a publicly-held company, is an attractive long-term business proposition, especially with Acciona as a key shareholder of the company.  Acciona is one of the world’s largest investors in renewable energies, and it has a strategic interest in Endesa. Acciona has invested more than $5 billion in renewable energies and is recognized as one of the international leaders in this industry. Acciona believes that it has demonstrated strategic vision, an innovative approach to the energy sector, a solid track record, and a commitment to renewable energies and the environment that would add value to an independent, publicly held Endesa. Endesa has excellent assets, including in renewable energies, a wide geographic footprint, talented human resources, and great technical expertise.

  Acciona wants to be a long-term strategic investor in Endesa and to take an active role in determining and implementing its strategic direction. Acciona intends to obtain representation on Endesa’s board, and to participate in the management of the company as its key shareholder. Acciona is communicating its view of an independent, publicly held Endesa with current and potential Endesa shareholders. Acciona has no intent to control Endesa by seeking to nominate and elect a majority of its directors or by acquiring a majority of Endesa’s capital stock.

  Acciona believes that E.ON’s bid to take over Endesa for €35 per Share is inadequate. Acciona believes that Endesa’s value as an independent, publicly held company, particularly with Acciona as a leading shareholder playing an active role in leading the company, is well in excess of €35 per Share.

  E.ON’s plan to control Endesa relegating it to a subsidiary of E.ON would deprive Endesa’s shareholders, including Acciona, of participating as investors in the value that Acciona believes would be created by an independent, publicly held Endesa. E.ON’s tender offer for Endesa is

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  inconsistent with Acciona’s goal to play an active role in an independent Endesa as its key shareholder. As a result, Acciona does not intend to sell its Endesa shares into the E.ON tender offer at €35 and intends to seek to persuade Endesa’s other shareholders to reject that offer.

  Acciona does not want to be a minority shareholder of a subsidiary of E.ON. While Acciona hopes to persuade Endesa’s shareholders that Acciona offers the more attractive vision for Endesa’s future, if the holders of a majority of Endesa’s capital stock would rather tender to E.ON than participate as investors in an independent, publicly held Endesa with Acciona as a key shareholder, Acciona expects that it would sell its Shares.

  Acciona and E.ON are presenting two different alternatives for the future of Endesa. Acciona believes that the decision between the two alternatives should be made by the shareholders of Endesa. In order to give the shareholders of Endesa that choice, Acciona intends to continue to develop its alternative of an independent, publicly held Endesa and to present it to the Endesa shareholders for their consideration.

  IN ACCIONA’S OPINION, THE CHOICE SHOULD BE MADE BY THE SHAREHOLDERS OF ENDESA.

     This amended and restated Schedule 13D, together with the exhibits hereto, also makes available to United States investors summaries, copies and translations of information made publicly available in Spain through press statements and official filings by Acciona with the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish agency in charge of supervising and inspecting the Spanish stock markets and the activities of all the participants in those markets, some of which had not previously been translated in their entirety into English or not publicly filed with the Schedule 13D.

             Each of the Items below is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

             This Schedule 13D relates to the Shares and ADSs of Endesa, a corporation organized under the laws of the Kingdom of Spain. Endesa’s principal executive offices are located at Ribera del Loira, 60, 28042 Madrid, Spain.

Item 2. Identity and Background.

             This Schedule 13D is filed by Acciona, a corporation organized under the laws of the Kingdom of Spain and Finanzas, a corporation organized under the laws of the Kingdom of Spain, and a wholly owned subsidiary of Acciona. Acciona is one of Spain’s most important corporations and a pioneer in contributing to sustainable development worldwide, with activities in twenty or so countries in the five continents, through its main lines of business: development and management of infrastructure and real estate projects, logistics and transport services, urban and environmental services, and development and operation of renewable energies and hydraulic resources. In the first nine months of 2006, Acciona had €4,571 billion (+32.3% from the same period in 2005) in revenue, EBITDA of €729 million (+39.5% from the same period in 2005) and net profits of €320 million (+25.3% from the same period in 2005). Acciona’s energy business contributed 46.5% of total EBITDA for that period. Also during the first nine months of 2006, Acciona’s capital expenditures rose to €5.2 billion, an increase of 532% over the same period in 2005. Acciona is publicly listed and traded in Spain, and a member of the select IBEX-35 (ANA.MC) stock market index, with a capitalization of close to €9 billion. Additional information concerning Acciona is available on the internet at http://www.acciona.es/ in Spanish and at http://www.acciona.es/default.asp?idioma=En in English.

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             The principal offices of Acciona and Finanzas are located at Avenida de Europa, 18, Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108. See Annex 1 filed with this Amendment No. 6 for a list of Acciona’s and Finanzas’ current executive officers and directors.

             During the past five (5) years, none of Acciona, Finanzas, and to the best of their knowledge, their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

             On September 25, 2006, Finanzas, a wholly owned subsidiary of Acciona, purchased, through Banco Santander Central Hispano, S.A. (“Banco Santander”) as broker, and using the services of Bear Stearns and Fidentis, 105,875,211 Shares, constituting 10% of the outstanding Shares, for €32.00 per Share, or €3.388 billion in the aggregate.

             In addition, beginning on the same day as Finanzas acquired these Shares, September 25, 2006, and continuing through October 19, 2006, Finanzas entered into 14 total-return swap agreements (the “Total Return Swaps”) with Banco Santander, relating to a total of 101,983,965 Shares of Endesa, representing 9.63% of Endesa’s capital stock. The Total Return Swaps, described in detail below in Items 5 and 6, have all been terminated in accordance with their terms, and no such arrangements are currently in effect.

             On November 10, 2006, following termination of the Total Return Swaps, Finanzas acquired 101,983,965 Shares of Endesa, representing 9.63% of Endesa’s capital stock, for an average price of €35.6242 per Share (for a total of €3,633,097,166).

             On November 15, 17 and 20, 2006, Finanzas acquired a total of 3,891,248 Shares of Endesa, representing 0.37% of Endesa’s capital stock, for an average price of approximately €35.933 per Share (and the total expended for such acquisitions, €139,825,272.70) .

             Additional information concerning these acquisitions and the Reporting Persons’ ownership of the Shares acquired is set forth in Items 4, 5 and 6 below. The sources of funds for these acquisitions are as follows:

             With respect to the Shares acquired on September 25, 2006, the €3.388 billion purchase price was financed by Banco Santander through a bridge facility to Finanzas, which was guaranteed by Acciona. The bridge facility consists of a loan, due no later than February 28, 2007, with an interest rate of EURIBOR plus 25 basis points per annum. An English translation of this bridge facility (the “Bridge Facility”) is attached hereto as Exhibit 10.1 and incorporated herein by reference. Banco Santander also committed to provide bridge financing on similar terms for the acquisition of up to an additional 10% of the outstanding Shares (in addition to the 10% covered by the Bridge Facility). An English translation of this bridge commitment (the “Additional Bridge Commitment”) is attached hereto as Exhibit 10.2 and incorporated herein by reference.

             Banco Santander has further committed to partially refinance the Bridge Facility and the Additional Bridge Commitment with senior term loans and senior revolving loan facilities (the “Long-Term Financing”) having a final maturity of six years. The Long-Term Financing commitment requires Finanzas to be funded with €656 million of capital and subordinated loans, and requires Acciona to commit (the “Coverage Ratio Commitment”) to make additional subordinated loans to Finanzas of up to €435 million as needed to pay down the revolving loan facility so as to maintain a 115% coverage ratio of the market value of the Shares held by Finanzas to the outstanding balance of the Long-Term Financing

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loans. Acciona is not required to guarantee the Long-Term Financing. The Shares held by Finanzas, Finanzas’ own shares, Finanzas’ bank accounts and Finanzas’ rights under the Coverage Ratio Commitment will be pledged to the lenders to secure Finanzas’ obligations under the Long-Term Financing. The interest rate payable by Finanzas for the largest term loan tranche is initially EURIBOR plus 60 basis points per annum and increases over the term of the loan to EURIBOR plus 90 basis points per annum; the interest rate for the revolving loans is EURIBOR plus 50 basis points per annum. It is also expected that Acciona will undertake to refund to Finanzas an amount equivalent to any tax credits generated by Finanzas which could potentially be used by Acciona to reduce its taxable profit on a consolidated basis (regardless of whether circumstances actually allow for the offset of such credit in the financial year when the credit arose).

             Banco Santander also provided a commitment to Acciona to finance Acciona’s capital contributions and subordinated loans to Finanzas (including the subordinated loans required by the Coverage Ratio Commitment) contemplated by the Long-Term Financing with a senior term loan and a senior revolving loan facility as recourse financing having a final maturity of six years (the “Acciona Financing”). Loans under the Acciona Financing would bear interest at EURIBOR plus 50 basis points per annum. The definitive documentation with respect to the Long-Term Financing and the Acciona Financing has not yet been completed. Banco Santander’s commitment with respect to the Long-Term Financing and the Acciona Financing is subject to customary conditions including the completion of definitive documentation and the absence of a material adverse change with respect to Acciona and Finanzas. An English translation of the commitment letter from Banco Santander with respect to the Long-Term Financing and the Acciona Financing including the term sheets describing the Long-Term Financing and the Acciona Financing are attached hereto as Exhibit 10.3 and incorporated herein by reference.

             With respect to the Shares acquired on November 10, 2006, the source of funds was (1) a bridge financing loan from Banco Santander under the Additional Bridge Commitment and (2) funds receivable as cash settlement upon exercising the termination right under the Total Return Swaps. In order to document the additional bridge financing loan from Banco Santander under the Additional Bridge Commitment, the parties entered into a formal amendment and extension, dated November 15, 2006, to the Bridge Facility, increasing the amount of funds available to the Reporting Persons for the purposes of acquiring capital stock of Endesa to €6,950,000,000. This formal amendment and extension, dated November 15, 2006, is attached as Exhibit 10.6 and incorporated herein by reference.

             With respect to the Shares acquired on November 15, 17 and 20, 2006, the source of funds was (a) €8,546,426.41 of working capital of Acciona, provided by Acciona to Finanzas in the form of a shareholder loan; (b) additional amounts drawn under the Bridge Facility, as amended by the amendment and extension described in the prior paragraph.

Item 4. Purpose of Transaction.
Background

             On September 5, 2005, Gas Natural SDG, S.A. (“Gas Natural”), the largest supplier of natural gas in Spain, announced its intention to commence a hostile exchange offer for all of the Shares and ADSs of Endesa. Based on the then-current trading price of Gas Natural’s own stock, its proposed offer consisted of 34.5% cash and 65.5% in its own shares, or €7.34 in cash and 0.569 Gas Natural shares for each Endesa Share or ADS. Based on the then-current trading price of Gas Natural’s own stock, this implied a value of €21.301 for each Endesa Share or ADS. Gas Natural made publicly available a presentation promoting its offer (at http://portal.gasnatural.com/servlet/ContentServer?gnpage=3-10-1&centralassetname=3-10-BloqueHTML-450#). The offer remains pending, and both Gas Natural and Endesa have continued to make information concerning the proposed offer publicly available in both Spanish and English on their respective web sites (at www.gasnatural.com/ and http://www.endesa.com/,

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respectively) through filings with the CNMV (which are available on line at http://www.cnmv.es/english/index_e.htm) and through filings in the United States with the U.S. Securities and Exchange Commission (the “SEC”) (which are available on line at http://www.sec.gov/edgar/searchedgar/webusers.htm).

             On February 21, 2006, E.ON announced its intention to launch a competing €27.50 per Share, all cash tender offer for Endesa. E.ON made publicly available a press release promoting its offer (at http://www.eon.info/common/inc/news_download.php?pdf=20061010105338_pdf_02_en.pdf). E.ON has continued to make information concerning the proposed offer publicly available on its web site in English (at http://www.eon.info/) and through filings with the CNMV and the SEC. As with the Gas Natural offer, Endesa has also continued to make information concerning the proposed E.ON offer publicly available in both Spanish and English on its web sites and through filings with the CNMV and the SEC. On February 24, 2006,the Spanish government passed legislation requiring approval from the Comisión Nacional de la Energía (the “CNE”), the Spanish energy regulator, for acquisitions of more than 10% of a Spanish energy company.

             Both the E.ON and Gas Natural bids have also been the subject of ongoing litigation in the Spanish courts. Upon the announcement of E.ON’s bid, Endesa sued to block Gas Natural’s bid. In March, Endesa persuaded a Madrid court to enjoin Gas Natural’s bid pending a determination whether the bid violated European antitrust laws. And in April, at Endesa’s request the Spanish Supreme Court suspended the Spanish government’s approval of Gas Natural’s bid.

             Shortly thereafter, Gas Natural initiated a proceeding in a Barcelona court against E.ON, Endesa, and Deutsche Bank AG of Germany (an adviser to Endesa and a financier of E.ON). Gas Natural’s complaint alleges that Endesa and E.ON had illegal contacts before E.ON announced its bid and that Endesa violated Spanish law by sharing inside information with E.ON.

             In July 2006, Endesa paid a special dividend of €2.095 per Share. Both E.ON and Gas Natural then correspondingly lowered their bids for Endesa. Gas Natural’s offer was reduced to €5.983 and 0.569 of its own shares for every Endesa Share and ADS, while E.ON’s bid was reduced to €25.405 per Endesa Share or ADS.

             On July 27, 2006, the CNE approved E.ON’s offer, subject to several conditions.

             On September 25, 2006, at a time when E.ON’s bid for Endesa was €25.405 per Share, Finanzas purchased 105,875,211 Shares, constituting 10% of the outstanding Shares, for €32.00 per Share, or €3.388 billion in the aggregate, and by September 27, 2006, Finanzas had also entered into Total Return Swaps with respect to an additional 5.01% of Endesa’s capital stock (3.692% at €32.00 per Share on September 25 and 1.318% at €34.79 per Share on September 27).

             On September 25, 2006, Acciona issued a press release announcing its acquisition of the Shares. Before issuing this press release, Acciona filed with the CNMV an Hecho Relevante, or current report, disclosing its acquisition of the Shares. An English translation of this Hecho Relevante is attached hereto as Exhibit 99.9 and is incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at http://www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab.

             Acciona also released on September 26, 2006, a press release relating to its acquisition of an interest in Endesa, a Powerpoint presentation relating to the investment, and an additional background note on the investment. Each of these was also filed as an Hecho Relevante. An English translation of the Hecho Relevante including the press release is attached hereto as Exhibit 99.11 and is incorporated herein by reference. The Powerpoint presentation relating to the acquisition of an interest in Endesa, which was originally prepared, made available and filed as an Hecho Relevante in English is attached hereto as Exhibit 99.12 and is incorporated herein by reference. The presentation is also available on the

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internet at http://www.acciona.es/secciones/0002040308/Es/Acciona_presentation.pdf. An English translation of the additional background note on the investment, which was also filed as an Hecho Relevante, is attached hereto as Exhibit 99.14 and is incorporated herein by reference.

             In the Hecho Relevante filed on September 26, 2006 and attached as Exhibit 99.14, Acciona disclosed publicly that at the same time as it had acquired a 10% interest in Endesa, it had also entered into hedging arrangements (the Total Return Swaps) relating to an additional 3.692% of Endesa’s capital stock. In this Hecho Relevante Acciona stated that the acquisition was in furtherance of a long-term business project, with the intention of taking part in Endesa’s management, together with other strategic partners who hold or may acquire significant interests in Endesa.

             On September 26, 2006, following the public announcement of the Reporting Persons’ initial acquisition of Shares and entry into Total Return Swaps, E.ON announced its decision to increase its proposed tender offer from €25.405 per Share to €35.00 per Share. The undertaking to effect this increase has been confirmed in E.ON’s tender offer prospectus subsequently filed with and approved by the CNMV.

             On September 27, 2006 Acciona filed an Hecho Relevante (attached hereto as Exhibit 99.16) disclosing that it had entered into additional Total Return Swaps relating to an additional 1.318% of Endesa’s capital stock, such that on that date it had entered into Total Return Swaps relating to a total of 5.01% of Endesa’s capital stock.

             On October 18, 2006, having already found that the CNE’s conditions violated European Union merger rules by breaching certain provisions on the free movement of capital and of establishment and that some of the conditions breached provisions on the free movement of goods, the European Commission started infringement proceedings against the Kingdom of Spain aimed at the removal of the conditions the CNE had placed on E.ON’s offer.

             On October 19, 2006 the Reporting Persons filed Amendment No.1 to the Schedule 13D describing their financing arrangements with Banco Santander and reporting that they had entered into additional Total Return Swaps such that on that date they had entered into Total Return Swaps relating to a total of 9.63% of the outstanding Shares. Amendment No. 1 and other related information were filed as an Hecho Relevante on October 20, 2006, and an English translation is attached hereto as Exhibit 99.18.

             On November 2, 2006, the Barcelona court presiding over Gas Natural’s claim against E.ON opened an investigation into potentially unlawful contacts and transfer of confidential information between E.ON and Endesa before the public announcement of E.ON’s bid.

             On November 3, 2006, the Reporting Persons received the approval of the CNE to acquire up to an amount less than 25% of Endesa’s capital.

             On November 4, 2006, the Spanish Ministry of Industry announced that several of the conditions that the CNE had placed on E.ON’s offer were going to be lifted, and E,ON accepted the remaining conditions. On November 16, 2006, CNMV approved E.ON’s offer.

             On November 10, 2006, Acciona terminated the Total Return Swaps, and acquired an additional 9.63% of Endesa’s Shares at an average price of €35.62 per Share.

             On November 14, 17, and 20, 2006, Acciona acquired an additional 0.37% of Endesa’s Shares at an average price of €35.93 per Share.

             On November 17, 2006 Endesa made a request to the Spanish courts that the suspension of the Gas Natural offer be lifted to allow the E.ON offer to proceed. With Gas Natural’s offer still suspended, it is not expected that E.ON’s offer will be able to proceeded immediately.

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     On November 21, 2006, the board of directors of Endesa, by unanimous vote, recommended that Endesa shareholders not accept the E.ON tender offer at its current price of €25.405 per Share, given E.ON’s irrevocable commitment to raise the offer price to a minimum of €35 per Share. At that time the board of directors of Endesa did not address the €35 per Share price that had been announced by E.ON.

The Reporting Persons purposes and intention with regard to their acquisition of Endesa Shares and E.ON’s proposed tender offer for control of Endesa.

     Acciona determined that following the time when Gas Natural and E.ON had made their proposals to acquire Endesa, the Shares were still undervalued, and that an investment in Endesa represented a unique opportunity for Acciona to become a key shareholder in a leading energy company with excellent energy assets. Acciona believed that it could add value to Endesa by taking an active role in Endesa’s management. Acciona determined that an investment in Endesa would fit within its ongoing strategy to become a key player in the renewable energy sector generally and, in particular, in the power sector, which Acciona believes has significant growth potential in coming years, particularly in Spain due to increasing demand and rising prices.

     In this regard, according to a recent International Energy Agency Report, world primary energy demand is expected to grow by 60% by 2030. The global power sector will need 4,800 gigawatts of new generation capacity to be installed by 2030, which represents more than $9 trillion of investment. Acciona believes that the Spanish power sector is particularly well poised for growth, that electricity demand in Spain is expected to grow on a compound annual growth basis of more than 4% until 2010, and that prices are expected to increase between 3% and 6% on a compound annual growth basis from 2006 to 2010. Acciona views Endesa as a global leader in the electricity sector, having one of the most efficient generation portfolios in the sector, a globally diversified generation mix, positive cash flow generation in all businesses, a strong commitment to value creation and shareholder return, and an attractive business plan.

     Acciona’s purposes and intention with regard to its acquisition of Endesa Shares and E.ON’s proposed tender offer can be stated as follows:

  Acciona is currently Endesa’s largest shareholder. Acciona owns 20% of Endesa’s Shares and is considering increasing its stake up to 24.9% of Endesa’s Shares, the maximum percentage that does not require the formulation of a mandatory offer under current Spanish law. The CNE has already cleared the acquisition by Acciona of Endesa’s Shares up to this percentage. Spain, however, may increase the threshold for mandatory offers to 30%, in which case Acciona would consider acquiring up to 30% of Endesa’s Shares. Such acquisition would be subject to further approval by the CNE.

  Acciona believes that an Endesa that continues as a publicly-held company, is an attractive long-term business proposition, especially with Acciona as a key shareholder of the company. Acciona is one of the world’s largest investors in renewable energies, and it has a strategic interest in Endesa. Acciona has invested more than $5 billion in renewable energies and is recognized as one of the international leaders in this industry. Acciona believes that it has demonstrated strategic vision, an innovative approach to the energy sector, a solid track record, and a commitment to renewable energies and the environment that would add value to an independent, publicly held Endesa. Endesa has excellent assets, including in renewable energies, a wide geographic footprint, talented human resources, and great technical expertise.

  Acciona wants to be a long-term strategic investor in Endesa and to take an active role in determining and implementing its strategic direction. Acciona intends to obtain representation on Endesa’s board, and to participate in the management of the company as its key shareholder. Acciona is communicating its view of an independent, publicly held Endesa with current and potential Endesa

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  shareholders. Acciona has no intent to control Endesa by seeking to nominate and elect a majority of its directors or by acquiring a majority of Endesa’s capital stock.

  Acciona believes that E.ON’s bid to take over Endesa for €35 per Share is inadequate. Acciona believes that Endesa’s value as an independent, publicly held company, particularly with Acciona as a leading shareholder playing an active role in leading the company, is well in excess of €35 per Share. Of course, there can be no assurance as to the future value or trading performance of the Shares.

  E.ON’s plan to control Endesa relegating it to a subsidiary of E.ON would deprive Endesa’s shareholders, including Acciona, of participating as investors in the value that Acciona believes would be created by an independent, publicly held Endesa. E.ON’s tender offer for Endesa is inconsistent with Acciona’s goal to plan an active role in an independent Endesa as its key shareholder. As a result, Acciona does not intend to sell its Endesa shares into the E.ON tender offer at €35 and intends to seek to persuade Endesa’s other shareholders to reject E.ON’s offer.

  Acciona does not want to be a minority shareholder of a subsidiary of E.ON. While Acciona hopes to persuade Endesa’s shareholders that Acciona offers the more attractive vision for Endesa’s future, if the holders of a majority of Endesa’s capital stock would rather tender to E.ON than participate as investors in an independent, publicly held Endesa with Acciona as a key shareholder, Acciona expects that it would sell its Shares.

  Acciona and E.ON are presenting two different alternatives for the future of Endesa. Acciona believes that the decision between the two alternatives should be made by the shareholders of Endesa. In order to give the shareholders of Endesa that choice, Acciona intends to continue to develop its alternative of an independent, publicly held Endesa and to present it to the Endesa shareholders for their consideration.

             In the context of the Reporting Person’s intent to remain a long-term strategic investor of Endesa and to take an active role in the management and operations of Endesa as the key shareholder in the company, the Reporting Persons intend to develop a strategic plan for Endesa. The Reporting Person continue to evaluate different strategic options for Endesa, including, among other options to realize any existing potential synergies between Acciona and Endesa as independent companies, and the combination of Acciona’s and Endesa’s know-how, business and/or assets in the renewable energy sector.

The Reporting Persons’ Acquisitions Through Banco Santander and Total Return Swaps

             On September 25, 2006, Acciona retained Banco Santander pursuant to a Stock Purchase Order, instructing Banco Santander to purchase, for Finanzas, 10% of the capital stock of Endesa at a price of €32 per Share. In the Stock Purchase Order, Acciona agreed to pay to Banco Santander a fee of 0.8% of the value of the Shares purchased.

             Under the laws of Spain, the CNE is required to approve acquisitions of over 10% of the capital stock of energy providers such as Endesa. The Reporting Persons accordingly could not acquire more than 10% of the capital stock of Endesa prior to obtaining such authorization, and the Reporting Persons sought such authorization on September 26, 2006.

             As previously disclosed, the Reporting Persons entered into a series of 14 Total Return Swaps with Banco Santander in anticipation of acquiring additional Endesa Shares once they received CNE approval. Those Swaps were all terminated on November 10, 2006, in accordance with their terms. The Reporting Persons do not currently have any outstanding Total Return Swaps or other derivative transactions with Banco Santander. Nonetheless, because the District Court found that there was a substantial likelihood that Acciona’s previous disclosures with respect to the Total Return Swaps were

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inaccurate or incomplete in certain respects, Acciona is amending, supplementing, and restating those disclosures as set forth in this Amendment No. 6.

     As Acciona was interested in increasing its ownership in the capital stock of Endesa, following receipt of the pertinent administrative authorizations from the CNE, beyond the 10% ownership interest level, on September 25, 2006, Acciona also formally advised Banco Santander that, pending that authorization, Acciona sought to enter into what was referred to as a “stock price fluctuation risk hedge” with Banco Santander. The purpose of these transactions was to allow Acciona to have the economic benefit (and risk) of future changes in the then-current market prices of the Shares without acquiring an ownership interest that would violate the applicable CNE regulations. Through these transactions, Acciona would effectively hedge itself against future increases in the cost of acquiring capital stock of Endesa it intended to buy if and when it obtained the requested administrative authorization. In exchange, Banco Santander would receive from the Reporting Persons an amount equivalent to interest on an agreed basis on the amount paid by Banco Santander to acquire the underlying Shares as described below. These hedges were subsequently entered into in the form of the Total Return Swaps referred to above and described below in Items 5 and 6.

     These agreements between the Reporting Persons and Banco Santander are reflected in a Stock Purchase Order from Acciona to Banco Santander, dated September 25, 2006, and a letter from Acciona to Banco Santander, also dated September 25, 2006. English translations of these documents are attached hereto as Exhibits 10.7 and 10.8 and incorporated herein by reference.

     As is typical in such arrangements, because Banco Santander became liable to pay to the Reporting Persons upon termination of the Total Return Swaps the amount of any gain on the underlying Shares (and would correspondingly benefit from any decline in the Share price), Banco Santander, as a financial institution, was willing to enter into the Total Return Swaps only at such time as it could and did acquire, as a hedging position, underlying Shares in the equivalent amount as those subject to the Total Return Swaps. In this way, any notional gain it would be required to pay to the Reporting Persons under the Total Return Swaps would be equivalent to the actual gain it enjoyed in respect of its ownership of the underlying Shares, and thus its exposure to changes in market prices for Endesa shares would be perfectly hedged. As a result of its hedging position, Banco Santander would have no economic exposure to fluctuations in the prices of the underlying Shares. The Reporting Persons’ understood that Banco Santander, as a financial institution, would be unwilling to enter into the Total Return Swaps except to the extent that its exposure to changes in market prices for Endesa shares was perfectly hedged in this manner.

     In light of Banco Santander’s willingness to enter into the Total Return Swaps only at such time as it could and did acquire underlying Shares in the equivalent amount as those subject to the Total Return Swaps in order to provide a hedge for itself, the Reporting Persons and Banco Santander proceeded to establish the contemplated Total Return Swaps in tranches, based on conditions in the market for Endesa Shares. Each tranche consisted of the actual number of Shares already acquired by Banco Santander in the market on any particular day. Thus, during the period beginning on the same day as Finanzas initially acquired Shares, September 25, 2006, and continuing through October 19, 2006, Banco Santander purchased Shares in the market if the price at which the Shares were available for purchase was also agreeable to the Reporting Persons as the trade price under a new Total Return Swap.  On each day in which such purchases occurred, Finanzas entered into a Total Return Swap with Banco Santander relating to such number of Shares. Fourteen Total Return Swaps were thus entered into between the Reporting Persons and Banco Santander during this period, with Banco Santander being perfectly hedged as to each swap entered into by virtue of its having previously acquired ownership of a like number of Shares.

     As additional Total Return Swaps were entered into following September 26, 2006, Acciona promptly filed additional Hechos Relevantes disclosing that it had entered into such arrangements. On September 27, 2006 Acciona filed an Hecho Relevante disclosing that it had entered into additional Total

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Return Swaps relating to an additional 1.318% of Endesa’s capital stock, such that on that date they had entered into Total Return Swaps relating to a total of 5.01% of Endesa’s capital stock, in addition to the 10% previously acquired outright. On October 20, 2006, Acciona filed an Hecho Relevante disclosing that it had entered into Total Return Swaps relating to a total of 9.63% of Endesa’s capital stock, in addition to the 10% previously acquired outright. English translations of these Hechos Relevantes are attached hereto as Exhibits 99.16 and 99.18 and are incorporated herein by reference.

             Banco Santander had no legal obligation to or agreement with the Reporting Persons with respect to the disposition of the Shares acquired by Banco Santander as the hedge it established in entering into the Total Return Swaps. Banco Santander had no obligation to acquire, retain, or sell any of the Shares acquired by it in hedging its exposure under the Total Return Swaps.

             On November 10, 2006, Finanzas terminated the Total Return Swaps in accordance with their terms. Finanzas thus obtained the benefit of the market price increases to such date of the notional amount of Endesa Shares covered by Total Return Swaps. Also on November 10, 2006, Finanzas acquired, in the Spanish stock market, through that market’s automated trading system, in more than 90 different transactions at various prices, a total of 101,983,965 Shares, representing 9.63% of Endesa’s capital stock, exactly the notional amount covered by the Total Return Swaps and the number of Shares which had been accumulated by Banco Santander in connection therewith as described above, all of which were also sold by Banco Santander on the same day. In connection with the termination of the Total Return Swaps, the Reporting Persons and Banco Santander discussed the fact that Banco Santander naturally would be disposing of the Shares that Banco Santander had accumulated as a hedge in connection with the Total Return Swaps (as Banco Santander had no desire to maintain a naked long position in the Shares), and that the Reporting Persons would likely have the opportunity at that time to acquire an equivalent number of Shares should the Reporting Persons go into the market and seek to buy such number of Shares, as in fact they did.

Certain Spanish Corporation Law Matters Relevant to the Reporting Persons’ Influence on Endesa

             Due to provisions of Spanish corporate law providing for proportional representation for shareholder nominees on boards of directors, and assuming that Endesa has 13 seats on its Board of Directors (as is currently the case), for every 7.692% of the outstanding Shares held, shareholders are entitled to appoint a director to Endesa’s board of directors when there exists a vacancy on the board, which would be expected to occur no earlier than Endesa’s ordinary shareholders meeting within the first six months of 2007. If they continue to hold a sufficient percentage of the outstanding Shares, the Reporting Persons may choose to avail themselves of these procedures, which would entitle them to nominate and elect two directors at their current holdings in excess of 15.384%, or three directors if their holdings reach 23.076% . (Which in each case would still be a substantial minority of the board of directors.) Outside of the context of appointing directors pursuant to the proportional representation rights referred to above, however, Endesa’s organizational documents provide that no shareholder of Endesa may vote over 10% of the Shares regardless of its level of ownership. Therefore, unless this provision in Endesa’s organizational documents is repealed or amended, the Reporting Persons will be prohibited from voting more than 10% of the outstanding Shares, on any merger, election of directors or otherwise, outside of such context of appointing directors pursuant to proportional representation rights. The Reporting Persons have no present intent to seek to eliminate or amend this provision of Endesa’s organizational documents; they may in the future seek or support elimination or amendment of such limitation, depending on their view of their best interests and other factors in light of marketplace, industry and other conditions. Similarly, the Reporting Persons have no present plans or proposals to seek to amend the provisions in Endesa’s organizational documents regulating the composition of and eligibility of persons to serve on Endesa’s board; they may in the future seek or support changes in such provisions depending on their view of their best interests and other factors in light of marketplace, industry and other conditions. The achievement of Acciona’s goal of leading an independent, publicly held, Endesa as its key shareholder, described above, does not depend on the elimination or amendment

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of either of the provisions in Endesa’s organizational documents. Additionally, as described above, the Reporting Persons will have the right to obtain representation on Endesa’s board of directors without any change in either of these provisions.

Possible Acquisition of Additional Shares

             The Reporting Persons are interested in increasing their stake in Endesa by acquiring, and the CNE has approved their acquisition of, additional Shares and/or ADSs, in open market, privately negotiated or other purchases, up to a percentage that does not require the formulation of a mandatory offer under current Spanish law (that is, up to 24.9%) . There is currently legislation pending in Spain that would increase to 30% the level of ownership permitted without the formulation of a mandatory offer. If such legislation comes into effect, the Reporting Persons may seek to acquire additional Shares or ADSs, in open market, privately negotiated or other purchases, up to 30%. Before making any acquisitions of Shares and/or ADSs that would result in the reporting persons holding 25% or more of Endesa’s outstanding capital, however, the Reporting Persons would be required to seek additional approval from the CNE. There can be no assurance as to whether the Reporting Persons would or would not effect any acquisitions of any additional Shares or ADSs, and the Reporting Persons’ attitudes toward any such acquisitions would be subject to the factors described in the following paragraph.

Ongoing Assessment

             Except as otherwise disclosed herein, the Reporting Persons do not currently have any contracts, arrangements, understandings or relationships with any person with respect to the voting or holding of Endesa’s securities or that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. The Reporting Persons may change their plans at any time based on their continuing evaluation of their options with respect to Endesa and the Shares and ADSs and changing circumstances more broadly. Whether the Reporting Persons (a) hold their investments in Endesa; (b) dispose of some or all of the ADSs or Shares held by the Reporting Persons or acquire additional ADSs or Shares from third parties (by means of open market, privately negotiated or other transactions, for cash or for other consideration); (c) seek to acquire or influence control of Endesa; (d) seek to enter into business relations or transactions with Endesa; (e) engage in short selling of, swap agreements with respect to or any hedging or similar transaction with respect to the Shares or ADSs; (f) enter into contracts, arrangements, understandings or relationships with other investors in and potential purchasers of Endesa; or (g) take any other action similar or in addition to those listed above or as further described below in this Item, and the amount and timing of any such matters, will depend upon the Reporting Persons’ continuing assessment of pertinent factors, including Endesa’s and the Reporting Persons’ respective businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, the attitudes and actions of the board of directors and management of Endesa and of other investors in and potential investors in and purchasers of Endesa, the availability of Shares or ADSs for purchase at particular price levels, and the availability and nature of opportunities to dispose of the Reporting Persons’ interest in Endesa. In this connection, the Reporting Persons have had discussions with Endesa, with Endesa’s present or potential shareholders, and with E.ON regarding E.ON’s proposed tender offer and Endesa and may continue to discuss this and other matters with such persons.

Litigation in the United States

             On October 12, 2006, E.ON commenced a lawsuit against the Reporting Persons by filing a complaint in the U.S. District Court for the Southern District of New York alleging that Acciona’s Original Schedule 13D was materially false and misleading. E.ON’s complaint is attached as Exhibit 99.1 hereto and incorporated herein by reference. On October 13, 2006, plaintiffs also filed a motion for a preliminary injunction as well as a motion for expedited scheduling and discovery.

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             On October 19, 2006, Acciona filed Amendment No. 1 to the Schedule 13D, and on October 20, 2006, it moved to dismiss E.ON’s complaint. Acciona argued that E.ON, as a tender offeror, lacked standing to sue under Section 13(d) of the Act, that Acciona’s amendment of the Schedule 13D mooted any issues with respect to the Original 13D, and that the amended complaint failed to plead fraud with particularity.

             In accordance with the Court’s scheduling order, on November 3, 2006, E.ON filed an amended complaint on November 3, 2006 (in which a wholly owned subsidiary of E.ON AG, BKB AG, was added as a plaintiff), and renewed applications for preliminary injunctive relief and expedited discovery. The amended complaint is attached as Exhibit 99.4 hereto and incorporated herein by reference.

             The amended complaint alleges that the Original Schedule 13D, as well as the Schedule 13D as previously amended, is materially false and misleading. The amended complaint seeks relief in the form of (1) a declaration that the Reporting Persons’ prior Schedule 13D filings violate Section 13(d) of the Act; (2) an order requiring that the Reporting Persons and their officers, agents, servants, employees and attorneys, and those persons in active concert or participation with them: (a) correct by public means the material omissions, including by filing with the SEC and sending to Endesa complete and accurate disclosures required by Section 13(d) of the Act; (b) be enjoined from purchasing or making any arrangement to purchase, including a connection with the settlement of the Total Return Swaps, any Shares; (c) be required within three business days of the Court’s order to exercise the early termination provisions of the Total Return Swaps and to settle those Total Return Swaps in cash; (d) be required within three business days of the Court’s order to divest themselves of any securities of Endesa acquired on or after October 5, 2006; (e) be required to vote its Shares in proportion to the votes cast by the remaining shareholders of Endesa; (f) be enjoined from making any additional material misstatements or omissions in connection with securities of Endesa; and (3) granting such other and further relief as the Court may deem just and proper.

             On November 10, 2006, Acciona filed a brief contending that the amended complaint should be dismissed (the motion to dismiss the first complaint was deemed by the Court to apply to the amended complaint) and a brief in opposition to E.ON’s motion for a preliminary injunction. Acciona argued, inter alia, that the Court lacked subject matter jurisdiction over this dispute.

             On November 16, 2006, at a status conference, the Court denied Acciona’s motion to dismiss, ordered expedited discovery, and set a hearing on E.ON’s motion for preliminary injunction for December 20, 2006.

             On November 17, 2006, with Acciona’s consent to amend, E.ON filed a supplemental and amended complaint adding a new claim that Acciona, acting through Banco Santander, committed an illegal “tender offer” in violation of Section 14 of the Exchange Act when it purchased 10% of Endesa’s capital stock and Banco Santander purchased an additional 3.692% of Endesa’s capital stock, in connection with entering into Total Return Swaps relating to the same percentage of Endesa’s capital stock. The supplemental and amended complaint added no new allegations with respect to the Section 13(d) claims. On the Section 14 claim, E.ON seeks relief in the form of an order requiring the Reporting Persons to offer withdrawal rights (through an offer of rescission) to all persons who sold shares in the alleged “tender offer”. Acciona believes that the Section 14 claim is without merit, and it will be filing a motion to dismiss this claim on December 11, 2006. The supplemental and amended complaint is attached hereto as Exhibit 99.21 and incorporated herein by reference.

             On November 20, 2006, the Court issued a written opinion denying Acciona’s motion to dismiss E.ON’s claim under Section 13(d) of the Act and reserving decision on E.ON’s motion for preliminary injunction. The Court held that it possesses subject-matter jurisdiction over the Section 13(d) claim, that E.ON, as a tender offeror, has a right of action to seek injunctive relief under Section 13(d) of the Act, and that E.ON’s complaint otherwise stated a claim upon which relief could be granted. On E.ON’S

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motion for preliminary injunction on its claims under Section 13(d), the Court, while reserving decision, found a substantial likelihood that the reporting persons had failed to adequately disclose in the Original Schedule 13D the Reporting Persons’ agreements with Banco Santander, and their plans with respect to the purchases of Shares, including Acciona’s purpose in making its investment, its intentions regarding E.ON’s tender offer, and its desire to join Endesa’s board of directors and to change Endesa’s by-laws on shareholder voting. The Court also found that E.ON has demonstrated a likelihood of proving that defects on the same subjects were present in Amendment No. 1 to the Original Schedule 13D. The Court’s decision further stated that it was unnecessary to address the extent to which any misstatement or omissions would be material to Endesa shareholders deciding whether to tender their shares, given that the parties were to engage in discovery and there was the possibility of Acciona filing further amendments to the Schedule 13D before December 11, when the parties’ further submissions on E.ON’s motion for preliminary injunction are due to be filed with the Court. The opinion and order of the Court is attached as Exhibit 99.8 hereto and incorporated herein by reference.

             As set forth above, a hearing on E.ON’s motion for a preliminary injunction is scheduled for December 20, 2006, and the parties are currently proceeding with expedited discovery in connection with that hearing.

             The Reporting Persons intend to contest E.ON’s claims vigorously. The Reporting Persons believe that E.ON’s application for a preliminary injunction is without merit.

Miscellaneous

             This Amendment No. 6 contains forward looking statements regarding, among other things, the Reporting Persons’s expectations of the future operations and results of Endesa. There is no assurance that such forward looking statements will be realized. Other than as required by applicable law, the Reporting Persons undertake no obligation to update such forward looking statements.

             The information set forth in Items 5 and 6 below is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

             On September 25, 2006, Finanzas purchased, through Banco Santander as broker, pursuant to the Stock Purchase Order described above in Item 4, using the services of a number of other financial institutions, including Bear Stearns, 105,875,211 Shares, constituting 10% of the outstanding Shares, for €32.00 per Share, or €3.388 billion in the aggregate.

             In addition, as noted above in Item 4, beginning on the same day as Finanzas acquired these Shares, September 25, 2006, and continuing through October 19, 2006, Finanzas entered into the Total Return Swaps with Banco Santander, relating to a total of 101,983,965 Shares of Endesa, representing 9.63% of Endesa’s capital stock. These arrangements are described in detail below in Item 6 and discussed above in Item 4. The Total Return Swaps neither gave Finanzas or Acciona the right to acquire, dispose of or vote, nor required Banco Santander to hold, any Shares or ADSs. Contemporaneously with entering into the Total Return Swaps with Finanzas, Banco Santander acquired Shares representing the number of Shares covered by the Total Return Swaps. The Reporting Persons disclaim having had any beneficial ownership of the Shares and/or ADSs that were held by Banco Santander or as result of the Total Return Swaps or otherwise.

             As discussed above in Item 4, following receipt of approval from the CNE, the Reporting Persons expected to have the opportunity to purchase a number of Shares equivalent to the number of Shares and ADSs, if any, that Banco Santander had accumulated as a hedge in connection with the Total Return Swaps.

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             On November 3, 2006, the CNE granted approval for Finanzas to acquire up to a percentage that does not require the formulation of a mandatory offer pursuant to current Spanish law (that is, a percentage that is less than 25%) of the capital stock of Endesa. The CNE has publicly announced its determination on its website at http://www.cne.es/cne/doc/prensa/cne_consejo_03112006.pdf. An English translation of that approval, which is subject to certain conditions enumerated therein, is attached as Exhibit 99.3 hereto and incorporated herein by reference. Acciona filed an Hecho Relevante on November 6, 2006 as to this development, and an English translation of it is attached hereto as Exhibit 99.20 and incorporated herein by reference.

             On November 10, 2006, Finanzas exercised its early termination rights under each of the Total Return Swaps, relating in aggregate to 101,983,965 Shares or 9.63% of Endesa’s capital stock and accordingly became entitled to an aggregate payment of approximately €229,510,250 from Banco Santander as contemplated under the Total Return Swaps. This amount is equal to (i) the amount Finanzas was entitled to receive from Banco Santander in accordance with the terms of the Total Return Swaps, computed with reference to the weighted-average market value of the Shares as of the “Valuation Date”, or approximately €35.625, which by virtue of the termination of the Total Return Swaps, was November 10, 2006, minus (ii) the amount Finanzas was obligated to pay to Banco Santander in accordance with the terms of the Total Return Swaps, plus interest earned at one-month EURIBOR plus 25 basis points on the amounts payable by Finanzas.

             On November 10, 2006, after being informed of Finanzas’ intention to exercise its early termination rights under the Total Return Swaps, Banco Santander publicly filed an Hecho Relevante with the CNMV disclosing its intention to dispose of the Shares it held as a hedge with respect to the Total Return Swaps. Accordingly, that same day Banco Santander sold the Shares it held as a hedge with respect to the Total Return Swaps through a series of sale orders through the automated trading system of the Spanish Stock Exchanges.

             Also on November 10, 2006, having exercised its early termination rights under the Total Return Swaps, Finanzas acquired, in the Spanish stock market, through that market’s automated trading system, in more than 90 different transactions at various prices, a total of 101,983,965 Shares, representing 9.63% of Endesa’s capital stock.

             Through the Spanish stock market’s automated trading system, Banco Santander’s sale orders were matched by purchase orders from Finanzas and from other entities. and Finanzas’ purchase orders were matched by sale orders from Banco Santander and from other selling holders of Shares. As a result, Finanzas acquired a number of Shares equivalent to the number of Shares sold by Banco Santander (that is, the number of shares for which Finanzas had contracted for protection from price increases through the Total Return Swaps).

             The average price at which Finanzas’s purchases of Shares were made is approximately €35.625 per Share (and the total expended for such acquisitions, €3,633,154,691.90) . The various prices at which such Shares were acquired on November 10, 2006, and the number of Shares acquired at each such price, are set out in the following table:

Number of Shares	Price per Share

6,000,000	€35.55

35,550	€35.56

3,750,000	€35.57

13,100,000	€35.59

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11,700,000	€35.60

8,550,000	€35.61

5,500,000	€35.62

9,350,000	€35.63

3,450,000	€35.64

11,200,000	€35.65

7,783,965	€35.66

9,200,000	€35.67

3,600,000	€35.68

5,300,000	€35.72

             As a result of these transactions, Finanzas, a wholly owned subsidiary of Acciona, had at that time acquired an aggregate of 207,859,176 Shares which constituted 19.63% of the outstanding Shares.

             Acciona both filed with the CNMV an Hecho Relevante, or current report, and issued a press release reporting these purchases of additional Shares and related matters. These documents, in their original Spanish and English versions, are attached hereto as Exhibits 99.5 and 99.6, respectively, are incorporated herein by reference, and are available as noted above on the website of the CNMV at http://www.cnmv.es/english/index_e.htm.

             On November 15, 17 and 20, 2006, Finanzas acquired, in the Spanish stock market, through that market’s automated trading system, in different transactions at various prices, a total of 3,891,248 Shares, representing 0.37% of Endesa’s capital stock. The average price at which these transactions were entered into is approximately €35.933 per Share (and the total expended for such acquisitions, €139,825,272.70) . The various prices at which such Shares were acquired on November 15, 17 and 20, 2006, and the number of Shares acquired at each such price, are set forth in the following table:

	Number of	Price per
Date	Shares	Share

11/15/2006	310	€35.93

11/15/2006	10,000	€35.95

11/15/2006	8,046	€35.96

11/15/2006	363,027	€35.97

11/15/2006	279,966	€35.98

11/15/2006	259,706	€35.99

11/15/2006	606,934	€36.00

11/17/2006	25,000	€35.95

11/17/2006	25,906	€35.96

11/17/2006	56,939	€35.97

11/17/2006	296,515	€35.98

11/17/2006	34,303	€35.99

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11/17/2006	764,267	€36.00

11/20/2006	1,064	€35.55

11/20/2006	6,117	€35.58

11/20/2006	39,435	€35.60

11/20/2006	38,148	€35.61

11/20/2006	46,846	€35.62

11/20/2006	206,844	€35.63

11/20/2006	470	€35.64

11/20/2006	6,000	€35.65

11/20/2006	37,000	€35.66

11/20/2006	29,867	€35.67

11/20/2006	29,260	€35.68

11/20/2006	4,506	€35.69

11/20/2006	64,471	€35.70

11/20/2006	15,201	€35.71

11/20/2006	12,613	€35.72

11/20/2006	4,874	€35.73

11/20/2006	298	€35.74

11/20/2006	10,000	€35.78

11/20/2006	135,000	€35.80

11/20/2006	4,612	€35.82

11/20/2006	775	€35.84

11/20/2006	12,427	€35.88

11/20/2006	1,653	€35.90

11/20/2006	7,544	€35.91

11/20/2006	8,031	€35.92

11/20/2006	30,584	€35.93

11/20/2006	22,433	€35.94

11/20/2006	24,211	€35.95

11/20/2006	5,498	€35.99

11/20/2006	354,547	€36.00

             As a result of these transactions, Finanzas, a wholly owned subsidiary of Acciona, has now acquired an aggregate of 211,750,424 Shares which constitute 20% of the outstanding Shares.

             Acciona filed with the CNMV an Hecho Relevante, or current report, reporting these purchases of additional Shares and related matters. This report, in its original Spanish and English form, is attached as Exhibit 99.7 hereto, incorporated herein by reference, and is available as noted above on the website of the CNMV at http://www.cnmv.es/english/index_e.htm.

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             Acciona, through Finanzas, has the sole power to vote or direct the vote and dispose or direct the disposition of all of the Shares owned by the Reporting Persons. Other than pursuant to the financing arrangements with Banco Santander described under Item 3 of the Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             In addition to the financing arrangements described under Item 3 above (such description being hereby incorporated in this Item 6 by reference), during the period from September 25, 2006 to October 19, 2006, Finanzas and Banco Santander entered into 14 Total Return Swaps relating to a total of 101,983,965 Shares or 9.63% of the outstanding Shares, in contemplation of purchasing additional Shares. All of the Total Return Swaps were terminated on November 10, 2006, in accordance with their terms.

             The purpose of the Total Return Swaps was to allow the Reporting Persons to comply with the ownership limitations under the Spanish energy laws (described above) while protecting themselves from increases in the price of Endesa Shares. As also noted above, from the time the Reporting Persons first began acquiring Shares, they hoped to acquire over 10% of Endesa’s capital stock. To that end, the Reporting Person’s purchased 10% of Endesa’s outstanding capital stock and arranged financing for and entered into Total Return Swaps with respect to an additional 9.63% . The CNE had full knowledge of these arrangements, which were fully disclosed to the CNE and the CNMV.

             Each Total Return Swap was evidenced by a confirmation under a Master Agreement dated as of September 25, 2006. These agreements are attached hereto as Exhibits 10.4 and 10.5 and are incorporated herein by reference. Each Total Return Swap (a) entitled Finanzas to receive from Banco Santander, on the “Closing Date”, the market value as of the “Valuation Date” (December 29, 2006, or such other time as provided pursuant to the terms of the Total Return Swaps) of the number of Shares (“N”) to which such Total Return Swap relates, and (b) obligated Finanzas to pay to Banco Santander on the Closing Date an amount equal to N multiplied by the Trade Price for such Total Return Swap. Additionally, Finanzas agreed to pay to Banco Santander an amount equivalent to interest earned at one-month EURIBOR plus 25 basis points on the amounts payable by Finanzas on the Closing Date, and Finanzas was entitled to receive from Banco Santander any dividends actually paid by Endesa on the shares covered by the Total Return Swaps. The “Closing Date” for the Total Return Swaps was the third business day after the Valuation Date. The agreements provided that the Total Return Swaps would be settled in cash. Acciona guaranteed the performance of Finanzas’ obligations under the Total Return Swaps.

             Finanzas also agreed to pay to Banco Santander a commission in connection with the Total Return Swaps, in an amount equal to 0.9% with respect to the value of the first 5% tranche and 1.0% with respect to the value of the next 5% tranche, pursuant to a letter from Acciona to Banco Santander dated September 25, 2006. An English translation of this letter is attached hereto as Exhibit 10.8 and incorporated herein by reference.

             The date on which each of the Total Return Swaps was entered into, the effective date of each of the Total Returns Swaps, N, the number of shares to which each Total Return Swap relates, the Trade Price for each Total Return Swap, and the amount Finanzas was obligated to pay Banco Santander on the Closing Date for each of the Total Return Swaps is set forth in the table below.

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				Amount Finanzas was
				obligated to pay Banco
		Number of Shares to		Santander on the
		which the Total		Closing Date
		Return Swap
Trade Date	Effective Date	Relates (“N”)	Trade Price	(N x Trade Price)

9/25/2006	9/26/2006	39,089,488	€32.00	€1,250,863,616.00

9/27/2006	9/27/2006	13,953,993	€34.79	€485,459,416.47

10/3/2006	10/3/2006	1,363,592	€33.59	€45,803,055.28

10/4/2006	10/4/2006	5,536,028	€33.95	€187,948,150.60

10/5/2006	10/5/2006	8,466,349	€33.95	€287,432,548.55

10/6/2006	10/6/2006	1,600,000	€33.90	€54,240,000.00

10/9/2006	10/9/2006	3,671,735	€33.95	€124,655,403.25

10/10/2006	10/10/2006	3,430,824	€33.94	€116,442,166.56

10/11/2006	10/11/2006	2,650,000	€33.93	€89,914,500.00

10/12/2006	10/12/2006	1,830,435	€33.98	€62,198,181.30

10/13/2006	10/13/2006	8,712,000	€34.18	€297,776,160.00

10/16/2006	10/16/2006	2,064,786	€34.00	€70,202,724.00

10/17/2006	10/17/2006	2,114,735	€34.00	€71,900,990.00

10/19/2006	10/19/2006	7,500,000	€34.50	€258,750,000.00

             As described above under Item 5, on November 10, 2006, Finanzas exercised its early termination rights under each of the Total Return Swaps, relating in aggregate to 101,983,965 Shares or 9.63% of Endesa’s capital stock and accordingly became entitled to an aggregate payment of approximately €229,510,250 from Banco Santander as contemplated under the Total Return Swaps.

             The Total Return Swaps gave neither Finanzas nor Acciona the right to acquire, dispose of or vote, nor required Banco Santander to hold, dispose of or vote, any Shares or ADSs. The Reporting Persons disclaim having had any beneficial ownership of the Shares and/or ADSs that were held by Banco Santander or as result of the Total Return Swaps or otherwise. However, as noted and explained above in Item 4, as is typical in such arrangements in general, Banco Santander and Finanzas entered into the Total Return Swaps only at such time as Banco Santander could and did acquire underlying Shares in the equivalent amount as those subject to the Total Return Swaps. Also as noted and explained above in Item 4, the Reporting Persons expected that they would likely have the opportunity to acquire a number of Shares equivalent to the number of Shares that Banco Santander had accumulated as a hedge in connection with the Total Return Swaps, as turned out to be the case.

             Other than as described in this Item 6 and in Items 3, 4 and 5 of this Schedule 13D, each of which is hereby incorporated in this Item 6 by reference, neither Acciona nor Finanzas has any contracts,

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arrangements, understandings or relationships with any person with respect to any securities of Endesa, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity.*

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A.*

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. *

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos,S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006).*

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006.**

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona,
S.A. and Finanzas Dos, S.A.*****

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006.

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano,
S.A., dated September 25, 2006.

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).*

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation)**

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006.***

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).***

*	Previously filed with Amendment No. 1 to the Schedule 13D.
**	Previously filed with Amendment No. 2 to the Schedule 13D.
***	Previously filed with Amendment No. 3 to the Schedule 13D.

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99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.)****

99.6	Press release issued by Acciona, S.A., dated November 10, 2006.****

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares.)*****

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006.*****

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the

****	Previously filed with Amendment No. 4 to the Schedule 13D.
*****	Previously filed with Amendment No. 5 to the Schedule 13D.

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commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1 (English Translation, without exhibits filed otherwise with this Schedule 13D).

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A.
(Civil Action No. 06 CV 8720).

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 4, 2006

ACCIONA, S.A.

		By:	/s/ Jorge Vega-Penichet

			Name:	Jorge Vega-Penichet
			Title:	Company Secretary

FINANZAS DOS, S.A.

		By:	/s/ Vicente Santamaria
de Paredes Castillo

			Name:	Vicente Santamaria
de Paredes Castillo
			Title:	Company Secretary

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Annex 1

The current executive officers and directors of Acciona, S.A. are listed below. The address of Acciona, S.A. is Avenida de Europa, 18 Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Acciona, S.A., and, where applicable, the business address listed for each individual not principally employed by Acciona, S.A. is also the address of the corporation or other organization that principally employs that individual.

Name	Citizenship	Present Principal Occupation or Employment

José Manuel Entrecanales Domecq	Spain	President of the Board, Managing Director

Juan Ignacio Entrecanales Franco	Spain	Vice President of the Board, Managing Director

Juan Manuel Urgoiti López Ocaña	Spain	Vice President of the Board, President of Banco Gallego

Alejandro Echevarría Busquet	Spain	Director, President of Telecinco

José María Entrecanales de Azcárate	Spain	Director, former Managing Director

Juan Entrecanales de Azcárate	Spain	Director, former Managing Director

Carlos Espinosa de los Monteros	Spain	Director, President/Managing Director of Daimler
Bernaldo de Quirós		Chrysler España, S.A.

German Gamazo y Hohenlohe	Spain	Director, Vice President of Bankers Trust in Spain

Lord Tristan Garel-Jones	Spain	Director, Managing Director of UBS

Valentín Montoya Moya	Spain	Director, Group Chief Financial Officer

Andrés Esteban Morrás	Spain	Director, Managing Director of Acciona Energy

Belen Villalonga Morenes	Spain	Director, Professor at Harvard Business School

The current executive officers and directors of Finanzas Dos, S.A. are listed below. The address of Finanzas Dos, S.A. is Avenida de Europa, 18 Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108. All positions set forth below opposite an individual’s name refer to positions within Acciona, S.A.

Name	Citizenship	Present Principal Occupation or Employment

Juan Gallardo Cruces	Spain	Director, Controller

Valentin Montoya Moya	Spain	Director, Group Chief Financial Officer

Vincente Santamaria de Paredes	Spain	Director, General Counsel

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